Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

As independent registered public accountants of The First Bancorp, Inc., we hereby consent to the incorporation by reference in the Prospectus Supplement (to Prospectus dated July 22, 2011 on Registration No. 333-175722) of our report dated March 8, 2013, with respect to the consolidated balance sheets of The First Bancorp, Inc. and Subsidiary as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of the internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of The First Bancorp, Inc.

We also consent to the reference under the heading “Experts” in such Registration Statement.

/s/ Berry Dunn McNeil & Parker, LLC

Portland, Maine
March 25, 2013